Exhibit 23.2

CONSENT OF ERNST & YOUNG LLP,

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Cortex Pharmaceuticals, Inc. for the registration of up to $35 million in shares of its common stock, preferred stock and warrants and the registration of 104,000 shares of its common stock and to the incorporation by reference therein of our report dated July 27, 2004, with respect to the financial statements for the years ended June 30, 2004 and 2003 of Cortex Pharmaceuticals, Inc. included in its the Annual Report (Form 10-K) for the year ended December 31, 2005, filed with the Securities and Exchange Commission.

/s/ Ernst & Young, LLP

San Diego, California

November 17, 2006